1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

October 5, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Ashley Vroman-Lee

Re:	Master Trust
File No. 811-22078

UBS Money Series (together with Master Trust, the “Registrants”)
File No. 811-08767

Dear Ms. Vroman-Lee:

This letter responds to the comment of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that you provided to Stephen T. Cohen of Dechert LLP on September 25, 2017 with respect to Amendment No.18 to the registration statement for Master Trust and Amendment No. 56 to the registration statement for UBS Money Series, each filed on August 25, 2017. We have summarized the comment below, followed by the Registrants’ response.

1.

Comment:   Please revise the last sentence under the section captioned “Item 6. Purchase and Redemption of Fund Shares” to include a cross-reference to the information in the section captioned “Information on liquidity fees and redemption gates.”

Response:   The disclosure will be revised accordingly in future amendments to the Registrants’ registration statements.1

1 The Registrants respectfully note guidance previously issued by the SEC and the Staff which discourages the use of cross-references in prospectuses, particularly with respect to the “Summary” section of prospectuses; therefore, a similar edit is not expected to be made to the disclosure for other series of UBS Money Series sharing the same registration statement given the different disclosure format for those other funds. See e.g. Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998) and Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

*          *          *

Should you have any questions or comments, please contact the undersigned at 202.261.3304 or Keith A. Weller of UBS AM at 212.882.5576.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Assistant Secretary of Master Trust and UBS Money Series
Jack W. Murphy – Dechert LLP

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